

Mail Stop 4628

December 14, 2017

<u>Via E-mail</u>
Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re:** **Genesis Energy, L.P.**
> **Form 10-Q for the Fiscal Quarter Ended**
> **September 30, 2017**
> **Filed November 3, 2017**
> **File No. 1- 12295**

Dear Mr. Deere:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements

Note 9 – Partners' Capital, Mezzanine Equity and Distributions, page 15

1.  Tell us and disclose how you determined that your Class A Convertible Preferred Units should be classified as mezzanine equity on your balance sheet. In addition, include the redemption amount on the balance sheet, as outlined in the disclosure requirements in Rule 5-02(27) of Regulation S-X. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusions. Additionally, correct the description of the securities throughout the filing to either indicate Class A or Series A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources